PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51822

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PCS Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19020 88th Ave. W.
(No. and Street)

Edmonds	WA	98026
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Daniels	212-751-4422	rdaniels@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith&Brown, PC
(Name – if individual, state last, first, middle name)

1411 Broadway	New York	NY	10018

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Daniels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PCS Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



> **MARYROSE MERCADO**
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01ME6423025
> Qualified in Queens County
> Commission Expires October 4, 20_25_

Notary Public

Signature:

Title:
FINOP / CFO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PCS SECURITIES, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged With Governance of
PCS Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PCS Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 23, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

PCS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash and cash equivalents	$	820,448
Due from affiliate		40,000
Other assets		11,555
Total assets	$	872,003
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued payables on research costs	$	57,499
Accrued expenses		59,925
Total liabilities		117,424
Stockholder's equity		
Common stock, $.01 par value, 1,000 shares authorized and 100 issued and outstanding		1
Additional paid-in capital		697,323
Retained Earnings		57,255
Total stockholder's equity		754,579
	$	872,003

See accompanying notes to financial statements.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

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1. Nature of business

PCS Securities, Inc. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a broker-dealer facilitating independent research products to institutional investors under various arrangements in which a broker-dealer provides research to a customer in return for a certain volume of commission revenue from that customer. The Company's affiliate, PCS Research Group LLC ("PRG"), sells third-party research to institutional money managers on a hard-dollar basis. The money managers remit payment for these services to the Company. The Company performs services, including payment to the research producers for their research and retains a research processing fee for these services. The Company closed the Seattle, Washington office and opened a New York office in March 2021.

The Company conducts its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for investment advisors, money managers and plan sponsors ("Money Managers") at a negotiated commission rate. As an incentive to use the Company's services for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the level of brokerage transactions.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions. It is understood by the Money Managers and the Company that the commission total balance is not redeemable in cash and may only be used to obtain third-party research services through the Company.

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The statement of financial condition was approved by management and are available for issuance on February 23, 2022. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

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2. Summary of significant accounting policies (continued)

Other Receivables

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

Revenue Recognition

The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Our principal sources of revenue are derived from two segments: research processing fees and commissions. The following is a description of principal activities, separated by revenue stream, from which the Company generates its revenue.

Research Processing Fees

The Company earns research processing fees whereby it is compensated for facilitating the billing, collections, and remitting of payments associated with research distribution activities. The Company has determined that revenue is recognized at a point in time with the completion of a transaction based on payment to research authors. The Company recognizes revenue upon remitting payment to research authors for the research provided to the customers as that is when the performance obligation is completed. The payment to the research authors cannot be processed until after funds from the customers are received. Research processing fees are presented net as the Company is acting in the capacity of agent for these transactions. In conjunction with ASC 6060-10-55-38, the Company concluded on the fact that the Company acts in the capacity of an agent and presents research processing fees net as the Company, 1) does not control the research 2) does not modify the research, and 3) the Company's performance obligation is to simply arrange the exchange of the research from PRG to the customer.

Disaggregation of Revenue

Disaggregation can be found on the statement of operations for the year ended December 31, 2021 by type of revenue stream.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

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2. Summary of significant accounting policies (continued)

Contract Assets and Liabilities

The Company had no receivables from customers on January 1, 2021 and December 31, 2021. All receivables were collected upon during the year.

The Company had no contract assets or liabilities as of January 1, 2021 or December 31, 2021.

Research Costs

Amounts relating to all customers with a positive total balance are reflected in the accompanying statement of financial condition as accrued payables on research costs. Such amounts represent the estimated third-party research services to be provided to all customers from whom the Company has earned commissions for execution of brokerage transactions or revenue from direct sales for the period ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The stockholder of the Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholders for inclusion in their personal income tax return. The state of Washington does not impose an income tax. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determines will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has no open years prior to 2017 relating to its tax filings.

Leases

In February 2016, the FASB issued Topic 842, Leases ("Topic 842"). Topic 842 requires all leases with a term greater than 12 months to be recognized on the statement of financial condition through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements.

At December 31, 2021, management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

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3. **Net capital requirement**

   The Company is a member of FINRA and subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $703,000, which was approximately $695,000 in excess of its minimum requirement of approximately $8,000.

4. **Related party transactions**

The Company incurred research fees of approximately $0 to companies owned wholly or in part by the Company's shareholder.

The Company terminated its administrative services agreement with Institutional Research Services Inc and entered into an administrative services agreement on March 1, 2021 with PCS Research Group LLC. The Company provides processing services related to the sale of independent research products and the payment of vendors associated with the sale. The Company receives fees for providing these services. As of December 31, 2021, the Company had payments in advance under this administrative service agreement with the affiliate in the amount of $40,000.

The Company at December 31, 2021 owed approximately $44,000 and had a receivable of approximately $0 with an affiliate all within the ordinary course of business.

During the year ended December 31, 2021, the Company received 100% of revenues from PCS Research Group in the amount of $575,122. As of December 31, 2021, approximately $0 is due from PCS Research Group.

5. **Concentrations**

The Company maintains all of its cash and cash equivalents at one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institution and does not anticipate any losses from these counterparties. At December 31, 2021 cash and cash equivalents totaled approximately $820,000.

The Company's customers are concentrated in the financial services industry and include investment banks, institutional investors and private equity funds. The Company derives most of its revenue from customers located within the United States. The Company generally does not require collateral, and evaluates credit worthiness on a customer-by-customer basis based on the reputation of the customer within the industry, historical trends and other information.

PCS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENT

6. **Subsequent Events**

There are no subsequent events which require disclosure in the notes to the financial statements.